SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August, 2007
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ☑               Form 40-F  ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐               No  ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                     .]

SIGNATURES

POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 :	An English-language translation of documents with respect to the Signing MOU with SAIL to form strategic alliance.

■	EX-99.1
SAIL and POSCO sign MOU to form strategic alliance
     POSCO has singed MoU with Steel Authority of India Ltd (SAIL), India’s largest steel company to establish a strategic alliance on August 16, 2007. The MoU has agreed to cooperate in a wide range of strategic business and commercial interest areas as following:
▶	Information sharing in the area of corporate strategy planning;
▶	Exchange of engineers, technicians and other professionals;
▶	Sharing of know-how and expertise in the areas of development of mines and business practices such as ERP, PI and Six Sigma;
▶	Joint usage of each other’s existing marketing and warehousing network; and
▶	Coordination in procurement of coking coal, nickel and ferro-alloys and engagement of transportation vessels.
     This strategic alliance is expected to have a lot of synergy that make it possible to use the local sales networks with steel companies in India.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)
Date August 16, 2007	By	/s/ Lee, Dong-Hee
(Signature)*
*Print the name and title under the signature of the signing officer.		Name: Lee, Dong-Hee
Title: Senior Executive Vice President